ATS Announces Dates of First Quarter Results Conference Call and Annual Meeting of Shareholders

07/23/2026

CAMBRIDGE, ON / BUSINESS WIRE / - ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) will report its financial results for the first quarter ended June 28, 2026, before markets open on Thursday August 06, 2026.
At 8:30 a.m. Eastern on August 06, 2026, the Company will host a conference call and webcast of management's quarterly remarks and follow up question and answer period with analysts. The listen-only webcast can be accessed at https://events.q4inc.com/attendee/766230709 and the conference call can be accessed by dialing (800) 715-9871 five minutes prior and quoting reference number 4581797.

A replay of the conference will be available on the ATS website following the call. Alternatively, a telephone recording of the call will be available for one week (until midnight August 13, 2026) by dialing (800) 770-2030 and entering passcode 4581797.

Annual Meeting of Shareholders
ATS will host its Annual Meeting of Shareholders on Thursday August 6, 2026, at 10:30 a.m. eastern. The virtual-only meeting can be accessed at meetings.lumiconnect.com/400-620-211-650. The Company's Management Information Circular, which includes details of the business to be conducted at the meeting and instructions on how to use the platform, together with other meeting related materials, can be found on the Company's website at www.atsautomation.com, at www.sedarplus.com, and on the U.S. Securities and Exchange Commission's EDGAR website at www.sec.gov.

About ATS Corporation
ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including preautomation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food &
beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Asia and Oceania. The
Company's common shares are traded on the Toronto Stock Exchange ("TSX") and the New York Stock
Exchange ("NYSE") under the symbol ATS. Visit the Company's website at www.atsautomation.com.

For more information, contact: David Ocampo Head of Investor Relations ATS Corporation 730 Fountain Street North Cambridge, ON, N3H 4R7 (519) 653-6500 docampo@atsautomation.com
For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications & Affairs
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com

SOURCE: ATS Corporation